Exhibit 23.7

Consent of Oliver Wyman

September 18, 2017

Qudian Inc.

15/F Lvge Industrial Building

1 Datun Road

Chaoyang District, Beijing 100012

People’s Republic of China

Ladies and Gentlemen:

Oliver Wyman Consulting (Shanghai) Ltd hereby consents to (i) references to our name, (ii) inclusion of information, data and statements from, and references to our preparation of, the report entitled “China Online Consumer Finance Market Overview and Perspectives” (together with any subsequent amendments made by us thereto, the “Report”), and (iii) the citation of the Report, in each case in the form set forth in Schedule I hereto, in the registration statement on Form F-1 (together with any amendments thereto, the “Registration Statement”) in relation to the initial public offering (the “IPO”) of Qudian Inc. (the “Company”) to be filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and any other future filings with the SEC, including filings on Form 20-F or Form 6-K or other SEC filings (collectively, the “SEC Filings”).

Oliver Wyman Consulting (Shanghai) Ltd also hereby consents to the filing of this letter as an exhibit to the Registration Statement.

Yours faithfully

For and on behalf of
Oliver Wyman Consulting (Shanghai) Ltd

/s/ Cliff Sheng
Name: Cliff Sheng
Title: Partner, Head of Financial Services China

Schedule I

The information listed below and appearing in the “Inside Front Cover” of the prospectus:

Source: * the Oliver Wyman Report

(4)    In terms of number of active borrowers and amount of credit drawdowns in 1H2017.

The information listed below and appearing in the “Prospectus Summary” section of the prospectus:

This prospectus contains information from an industry report commissioned by us and prepared by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, an independent management consulting firm, to provide information regarding our industry and our market position in China. We refer to this report as the Oliver Wyman Report.

We are the largest online provider of small cash credit products in China in terms of the number of active borrowers and the amount of transactions in the six months ended June 30, 2017, according to the Oliver Wyman Report.

The information listed below and appearing in the “Special Note Regarding Forward-Looking Statements and Industry Data” section of the prospectus:

This prospectus contains statistical data and estimates published by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, including a report which we commissioned Oliver Wyman to prepare and for which we paid a fee.

The information listed below and appearing in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus:

We are the largest online provider of small cash credit products in China in terms of the number of active borrowers and the amount of transactions in the six months ended June 30, 2017, according to the Oliver Wyman Report.

The information listed below and appearing in the “Industry Overview” section of the prospectus:

China’s private consumption level has been growing rapidly at a compound annual growth rate, or CAGR, of 9.5% from 2010 to 2015, according to the Oliver Wyman Report. Despite the significant growth, the relative size of China’s consumption as a percentage of total GDP is still low compared to other developed economies according to the Oliver Wyman Report, indicating considerable room for further expansion. With the increases in China’s per capita disposable income, household wealth and consumers’ growing willingness to spend, China’s private consumption is expected to continue to be a key driver for the Chinese economy going forward, growing at a CAGR of 6.8% from 2015 to 2021 and outpacing that of the GDP growth as the Oliver Wyman Report indicates.

The penetration of Internet and mobile Internet in China has continued to expand, with increasing variety of applications to consumers’ daily life, evidenced by the following statistics in the Oliver Wyman Report:

•	Internet users and mobile Internet users in China reached 731 million and 695 million, respectively, in 2016;

•	the number of mobile payment users is expected to increase from 469 million in 2016 to 697 million in 2021;

•	online and mobile banking volume is forecasted to reach RMB6,770 trillion by 2021, growing at a CAGR of 24.7% from 2016; and

•	gross merchandise value, or GMV, of online retail and mobile commerce market in China have amounted to RMB4.8 trillion and RMB3.6 trillion in 2016, respectively, and are expected to grow to RMB11.4 trillion and RMB9.4 trillion, respectively, in 2021.

According to the Oliver Wyman Report, consumers in China between the ages of 18 and 35, amounting to approximately 367 million in 2016, constitute the core target segment for the online consumer finance market.

According to the Oliver Wyman Report, the average online consumer spent approximately RMB835 per month in total online purchases in 2016, while consumers between the ages of 20 to 24, 25 to 29 and 30 to 34 in China had an average monthly income of approximately RMB3,767, RMB4,500 and RMB4,717, respectively, in 2016.

According to an Oliver Wyman survey conducted in 2016, 81.0% of respondents indicated that it is either extremely acceptable or quite acceptable to take out personal loans to finance consumption.

According to the Oliver Wyman Report, 55.1% of the Chinese population was financially active but did not have credit histories in the national credit bureau in 2015. Only approximately 200 million, which represented 17.4% of China’s financially active population, comprised of individuals aged 15 and above, in 2015, held one or more credit cards, compared to 68.5% in the U.S. during the same period, according to the Oliver Wyman Report.

The outstanding volume of consumer-loan-backed asset securitization is expected to rapidly grow from RMB190 billion in 2016 to RMB3,271 billion in 2021 at a CAGR of 76.5%, according to the Oliver Wyman Report.

China’s online consumer finance market is expected to experience rapid growth with outstanding online consumer loan balance growing to RMB4,025 billion by 2021, representing 31.4% of all outstanding consumer loan balance (online and offline), according to the Oliver Wyman Report. The transaction volume of online consumption loans is expected to grow from RMB1,144 billion in 2016 to RMB10,021 billion in 2021 at a CAGR of 54.3%, and active borrowers for such loans are expected to reach 256 million in 2021, according to the Oliver Wyman Report.

The information listed below and appearing in the “Business” section of the prospectus:

We are the largest online provider of small cash credit products in China in terms of the number of active borrowers and the amount of transactions in the six months ended June 30, 2017, according to the Oliver Wyman Report.

We are the largest online provider of small cash credit products in China in terms of the number of active borrowers and the amount of transactions in the six months ended June 30, 2017, according to the Oliver Wyman Report.

According to the Oliver Wyman Report, there were approximately 367 million consumers in China in 2016 between the ages of 18 and 35, and such group constitutes a core target segment for the online consumer finance market.